									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2016		2015		2014		2013		2012

Net Income*	$119,061		$105,610		$97,628		$82,389		$92,776

Income Taxes	54,151		1,360		4,449		(19,014)		11,479

Fixed Charges**	38,042		36,541		34,196		27,509		24,344

Capitalized Interest	(6,593)		(4,919)		(4,636)		(8,684)		(5,358)

Total Available	$204,661		$138,592		$131,637		$82,200		$123,241

Total Available	5.4	x	3.8	x	3.8	x	3.0	x	5.1	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.